Exhibit 99.1

KPMG Audit A division of KPMG S.A.	ERNST & YOUNG Audit

1, cours Valmy	Faubourg de l’Arche
92923 Paris La Défense Cedex	11, allée de l’Arche
92037 Paris La Défense
Cedex
TOTAL S.A.
Registered office: 2, Place Jean Millier — La Défense 6 — 92400
Courbevoie
Report of Independent Registered Public Accounting Firms on the
Consolidated Financial Statements
Year ended December 31, 2010
The Board of Directors and Shareholders
We have audited the accompanying consolidated balance sheets of TOTAL S.A. and subsidiaries (the “Company”) as of December 31, 2010, 2009 and 2008, and the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2010, 2009 and 2008, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
As discussed in the Introduction of the Notes to the consolidated financial statements, the Company has changed its accounting policy regarding jointly controlled entities under standard IAS 31 “Interests in Joint Ventures”.
Paris La Défense, March 10, 2011

KPMG Audit A division of KPMG S.A.	ERNST & YOUNG Audit

/s/ JAY NIRSIMLOO	/s/ PASCAL MACIOCE	/s/ LAURENT VITSE

Jay Nirsimloo	Pascal Macioce	Laurent Vitse
Partner	Partner	Partner